FORM 3
                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    INITIAL STATEMENT OF BENEFICIAL
                        OWNERSHIP OF SECURITIES


 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940



1. Name and Address of     2. Date of Event         4. Issuer Name and Ticker
   Reporting Person           Requiring                or Trading Symbol
                              Statement
   Ultramar Corporation       (Month/Day/Year)         Diamond Shamrock, Inc. (DRM)

   (Last) (First) (Middle)    9/22/96               5. Relationship of Reporting          6. If Amendment, Date of Original
                                                       Person to Issuer                      (Month/Day/Year)
   Two Pickwick Plaza,                                 (Check all applicable)
   Suite 300
                                                         Director     X 10% Owner         7. Individual or Joint/
          (Street)         3.  IRS or Social             Officer        Other                Group Filing
                               Security Number          (give title     (specify             (Check applicable line)
   Greenwich,  CT   06830      of Reporting Person       below)          below)
                               (Voluntary)

   (City) (State) (Zip)        13-3663331                                                     X  Form Filed by One
                                                                                                 Reporting Person

                                                                                                 Form filed by More than
                                                                                                 One Reporting Person
            TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security       2.  Amount of Securities  3.  Ownership Form:                  4.  Nature of Indirect
                               Beneficially Owned        Direct (D) or                        Beneficial Ownership
                               (Instr. 4)                Indirect (I)                         (Instr. 5)
                                                         (Instr. 5)

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Reminder: Report on a separate line for each class of                (Over)
securities beneficially owned directly or indirectly.       SEC 1473 (8-92)
     (Print or Type Responses)

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FORM 3 (continued)

    TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1. Title of         2. Date Exercisable       3. Title and Amount    4. Conversion or     5.  Ownership Form    6.  Nature of
   Derivative          and Expiration Date       of Securities          Exercise Price        of Derivative         Indirect
   Security            (Month/Day/Year)          Underlying             of Derivative         Security:             Beneficial
   (Instr. 4)                                    Derivative             Security              Direct (D) or         Ownership
                                                 Security (Instr. 4)                          Indirect (I)          (Instr. 5)
                                                                                              (Instr. 5)
                    Date         Expiration   Title     Amount or
                    Exercisable  Date                   Number of
                                                         Shares

Option to Purchase  (see below)  (see below)  Common    5,858,500    $27.55               (D)
Common Stock                                  Stock
(see below)

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Explanation of Responses:

   In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 22, 1996, between Ultramar Corporation (the "Reporting
Person") and Diamond Shamrock, Inc. (the "Issuer"), the Reporting Person and the Issuer entered into a Stock Option Agreement dated as of September 22, 1996, providing for the option described above. The option is exercisable only upon the occurrence of certain events described in the Stock Option Agreement and expires upon the occurrence of certain events described in the Stock
Option Agreement. The number of shares of common stock of the Issuer purchasable by the Reporting Person under the option will be reduced if necessary so that the value of the option at the time of its exercise does not exceed $60 million (such value being the market price of a share of Issuer
Common Stock at the time of exercise of the option minus the option exercise price multiplied by the quantity of shares purchasable under the option).

**Intentional misstatements or     /s/ Patrick J.Guarino
  omissions of facts constitute    ---------------------  ---------------------
  Federal Criminal Violations.     Ultramar Corporation   Date: October 2, 1996
  See 18 U.S.C. 1001 and           By Patrick J. Guarino
  15 U.S.C. 78ff(a).                  Senior Vice President
                                      General Counsel and
Note: File three copies of this       Secretary
      Form, one of which must be   (**Signature of Reporting
      manually signed. If space       Person)
      provided is insufficient,
      See Instruction 6 for procedure.

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                                                       SEC 1473 (8-92)